UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

UNIVERSAL ELECTRONICS INC.
(Exact name of Registrant as specified in its charter)

Delaware	0-21044	33-0204817
(State or other jurisdiction	(Commission File No.)	(I.R.S. Employer
of incorporation or organization)		Identification No.)
201 E. Sandpointe Avenue, 8th Floor
Santa Ana, California 92707
(Address of principal executive offices) (Zip Code)

Richard A. Firehammer, Jr.
Senior Vice President, General Counsel and Secretary
(714) 918-9500
(Name and telephone number, including area code, of person to contact in connection with this report)

_____________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1. Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
Universal Electronics Inc. (the “Company,” “we,” “us” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).
Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products, excepting conflict minerals that, prior to January 31, 2013, were located outside of the supply chain. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, our “products”). As required by Form SD, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in our products during the Reporting Period, which we refer to as the “Subject Minerals,” to determine whether any of the Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources. Where applicable, we have conducted additional due diligence regarding the sources of the Subject Minerals. A description of our RCOI regarding the Subject Minerals, as well as our additional due diligence regarding the sources of such Subject Minerals, are contained in our Conflict Minerals Report, a copy of which is filed as Exhibit 1.02 to this Form SD, and is publicly available with this Form SD at www.uei.com/about/investor-relations under "SEC Filings". The content on any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.
Item 1.02    Exhibit

As specified in Section 2 of Form SD, we are hereby filing our Conflict Minerals Report as Exhibit 1.02 to this Form SD.
Section 2. Exhibits
Item 2.01    Exhibits
The following exhibit is filed as part of this Form SD.

Exhibit No.	Description
1.02	Conflict Minerals Report of Universal Electronics Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNIVERSAL ELECTRONICS INC.

By:	/s/ Bryan Hackworth	Dated: May 30, 2014
Bryan Hackworth
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.02	Conflict Minerals Report of Universal Electronics Inc.

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